SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

On February 2, 2009

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]   Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]  No [ X ]

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Forms F-3, file number 333-136811, 333-147762 and  333-152738.

To Our Shareholders,

The Board of Directors has decided to convene the EDAP Shareholders Meeting on February 26, 2009, and to submit for your vote a resolution (resolution N° 1) that allows the Board of Directors to issue new ordinary shares. The shares will be used for payment in kind (PIK) of our  Convertible Debt interest, as provided by the Agreement we signed with Bondholders on October 29, 2007, upon raising USD20 million.

The Company’s objective is to prudently manage its financial resources in an increasingly challenging economic environment. This objective is in line with our strategy to assure an optimal cash position for our US clinical trials designed to obtain Food and Drug Administration approval to market our Ablatherm-HIFU device.

The Board of Directors strongly recommends that shareholders vote in favour of resolution N° 1 as in the best interests of the Company.  This resolution will ensure that the Company preserves its capital to move forward aggressively with its strategic plan to market its high definition device for the treatment of prostate in the U.S., the largest market for such treatment.

The Board of Directors recommends that EDAP shareholders reject Resolution N° 2. This resolution is being presented in accordance with French law, which requires this resolution when a Company is submitting a request for the issuance of new shares.

Sincerely,

S/ Philippe Chauveau
Chairman

EDAP TMS S.A.
Capital : Euros 1.300.823,29
Corporate Headquarters : Parc d'Activité La Poudrette Lamartine
4, rue du Dauphiné
69120 Vaulx-en-Velin
France
316 488 204 RCS Lyon

Vaulx-en-Velin, January 23 2009

NOTICE

On Thursday February 26, 2009, the shareholders are convened to attend an Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 10:30 am,

at EDAP TMS’s headquarters
4, rue du Dauphiné,
69120 Vaulx-en-Velin,
France

to consider the following agenda:

1.
Authorization to be granted to the Board of Directors of the Company to increase the Company’s share capital by issuing shares to one category of persons or legal entities, with preferential subscription rights of existing shareholders suppressed in favor of such persons or legal entities.

2.
Authorization to be granted to the Board of Directors of the Company to increase the Company’s share capital by issuing shares reserved for members of savings plans, with preferential subscription rights of existing shareholders suppressed in favor of the members.

Yours sincerely,

The Board of Directors

This is a free translation from the French language and is supplied solely for information purposes.  Only the original version in French language has legal force.

EDAP - TMS
French société anonyme with a share capital of 1,300,823.29 euros
Registered office: Parc d’activité La Poudrette Lamartine
4, rue du Dauphiné 69120 Vaulx-en-Velin
Lyon Registry of Commerce 316 488 204

Report from the Board of Directors to the Extraordinary General Meeting of February 26, 2009

Shareholders are invited to attend the Extraordinary General Shareholders’ Meeting of EDAP-TMS S.A. (the “Company”) on February 26, 2009 at 10:30 a.m., at the Company’s Headquarters, 4 rue du Dauphiné, 69120 Vaulx-en-Velin, France. The meeting will deliberate on the following agenda:

1.
Authorization to be granted to the Board of Directors of the Company to increase the Company’s share capital by issuing shares to one category of persons or legal entities, with preferential subscription rights of existing shareholders suppressed in favor of such persons or legal entities.

2.
Authorization to be granted to the Board of Directors of the Company to increase the Company’s share capital by issuing shares reserved for members of savings plans, with preferential subscription rights of existing shareholders suppressed in favor of the members.

I.   Authorizations to be granted to the Board of Directors to increase share capital by issuing new shares for interest payments on its October 29, 2007 Convertible 9% Bonds.

In line with the Company’s development strategy, particularly in the U.S., with the objective to obtain the Food and Drug Administration (“FDA”)’s approval for its Ablatherm-HIFU device dedicated to treating localized prostate cancer, the Board of Directors raised USD 20 million on October 29, 2007, by issuing a certain number of convertible debentures with detachable warrants to a certain category of persons, as per the 10th resolution approved by the shareholders on May 22, 2007.

Terms and conditions of these convertible debentures with warrants, approved by the Board of Directors on October 29, 2007, provide for the Company’s election to pay interest in kind (PIK) by issuing new ordinary shares, as per article 2(b) of the Agreement, thus allowing the Company to preserve its cash position to finance its development strategy described above. Conforming the Agreement, the Company elected to pay quarterly interests in kind on July 1, 2008 and October 1, 2008, respectively. The new interest shares have been issued within a global limit of 6,000,000 shares authorized by the shareholders on May 22, 2007, including the shares underlying the debentures and warrants.

Terms and conditions of the convertible debentures determine the calculation of each quarterly interest payment based on the Volume Weighted Average Price (VWAP) of the Company’s stock during the last 20 trading days preceding the

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interest payment date. However, due to the condition of the global financial market which dramatically deteriorated during the last months of 2008, the Company’s share price has been significantly and negatively impacted. Hence, the number of new shares to be issued in payment of interests increased dramatically. Consequently, the balance of new PIK (payment in kind) shares to be issued within the authorized global limit above is not adequate to allow for the next payment of interest in shares.

In that respect, the Board of Directors asks the General Shareholders’ Meeting to approve the resolution N°1 attached through the legal provisions of the delegation of authority (délégation de compétence), and provide the Board of Directors with this authority for a period of 18 months in order to enact share capital increases by issuing new shares in payment of the October 29, 2007 convertible debentures’ interests.

The total maximum nominal value of the increases of share capital that may be carried out, at different period of times, as per the resolution submitted to your approval, would be set at €390,000, representing a maximum of 3,000,000 new shares. The Board points out that, as of this date, the Company’s share capital amounts to €1,300,823.29, divided into 10,006,333 ordinary shares with a nominal value of €0.13. The maximum number of new authorized shares thus corresponds to approximately 30% of the Company’s share capital on the day of the meeting, and less than 20% on a fully diluted basis.

The Board of Directors intends to make usage of this authorization as soon as possible to pay in shares the next quarterly interest due, in order to preserve the Company’s cash position dedicated to the U.S. Ablatherm-HIFU clinical trial. The Board of Directors highlighted its strong cash position entering 2009. However, the Board of Directors considers this resolution submitted to your vote as being prudent to ensure appropriate financial resources to address the forthcoming, still uncertain, months, preserving its shareholders interests.

II.             Authorization to be granted to the Board of Directors of the Company to increase the Company’s share capital by issuing shares reserved for members of savings plans, with preferential subscription rights of existing shareholders suppressed in favor of the members.

The second resolution would allow your Board of Directors to offer the members of the company savings plan of the EDAP TMS Group, in France and abroad, the possibility to subscribe to shares or other securities that provide access to the Company’s share capital.

This resolution responds to the requirement set forth by Article L.225-129-6 of the French Commercial Code (Code de commerce), which requires that the Shareholders’ General Meeting makes a decision on a proposed resolution aimed at the completion of a share capital increase reserved for members of savings plans as soon as the agenda of the meeting includes the adoption of resolutions authorizing the completion of a capital increase by cash contribution , except when the capital increase results from a prior issuance of securities that provide access to the Company’s capital, or when the Assembly meeting authorizes increases in share capital as per Article L.225-129-2 of the French Commercial Code (See Resolution 1). This authority will be granted for a period of 26 months.

The maximum nominal amount of capital increases that would be affected immediately or over time pursuant to this delegation would be set at €6,500, which represents a maximum of 50,000 shares; it being specified that the total amount

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of share capital increases that may be carried out pursuant to this resolution shall also be counted towards the amount of the new global limit set up in Resolution N° 1.

This resolution, rendered obligatory by French legislation, is not a major element of the Company’s employee shareholding plan. The Board of Directors recommends to reject this resolution.

The Board of Directors

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This is a free translation from the French language and is supplied solely for information purposes.  Only the original version in French language has legal force.

EDAP - TMS
French société anonyme with a share capital of 1,300,823.29 euros
Registered office: Parc d’activité La Poudrette Lamartine
4, rue du Dauphiné 69120 Vaulx en Velin, France
Lyon Registry of Commerce 316 488 204

PROJECT OF RESOLUTIONS TO BE SUBMITTED TO THE EXTRAORDINARY SHAREHOLDERS MEETING'S HELD ON FEBRUARY 26th 2009

Shareholders are invited to attend the Extraordinary General Meeting of EDAP-TMS S.A. (the “Company”) on Thursday February 26th, 2009, at 10:30 a.m., at the Company’s headquarters: 4 rue du Dauphiné, 69120 Vaulx-en-Velin, France.  The meeting will deliberate on the following agenda:

1.
Authorization to be granted to the Board of Directors of the Company to increase the Company’s share capital by issuing shares to one category of persons or legal entities, with preferential subscription rights of existing shareholders suppressed in favor of such persons or legal entities.

2.
Authorization to be granted to the Board of Directors of the Company to increase the Company’s share capital by issuing shares reserved for members of savings plans, with preferential subscription rights of existing shareholders suppressed in favor of the members.

* * *

Text of the resolutions

First resolution (Authorization to be granted to the Board of Directors of the Company to increase the Company’s share capital by issuing shares to one category of persons or legal entities, with preferential subscription rights of existing shareholders suppressed in favor of such persons or legal entities).

In line with the Company’s development strategy and in view of preserving at best its cash position, particularly to finance its US operations, conforming the terms and conditions of the convertible debentures with warrants, approved by the Board of Directors on October 29, 2007, which provide for the Company’s election to pay interest in kind by issuing new ordinary shares, as per article 2(b) of the Agreement, the General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and having taken note of the report of the Board of Directors and the Auditor's Special Report, and pursuant to the provisions of Articles L.225-129 et seq. of the French Commercial Code, in particular the provisions of Articles L.225-129-2 and L.225-138 of said Code:

1.
Delegates to the Board of Directors the authority and powers necessary to increase the share capital, in view of paying Convertible debt interests in shares, on one or more occasions, in a proportion and at any time that it may decide, in euros, by issuing shares (excluding preferred chares);

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2.
Decides to suppress the preferential subscription right of shareholders for securities to be issued pursuant to this resolution in favor of the following category of investors: October 29, 2007 Convertible debentures with warrants’ Holders (the “Bondholders”);

3.	Decides to limit as follows the total amounts of the authorized issues in the event that the Board of Directors uses this delegation:
3.1. the maximum nominal value of the capital increases that may be carried out immediately or over time pursuant to this delegation is set at €390,000 representing a maximum of 3,000,000 new shares on basis of the current nominal value of €0,13,
3.2.  to these limits shall be added the nominal value of additional shares, if any, that may be issued upon the occurrence of new financial transactions, to preserve, in accordance with law, the rights of holders of securities entitled to shares over time;
4.	Sets the term of validity of the delegation of authority that is the subject of this resolution as eighteen months from the date of this meeting;
5.
Enacts and decides, to the extent necessary, that this delegation automatically provides to the Bondholders of issued securities, subscribed on October 29, 2007, an express waiver by the shareholders of their preferential subscription right regarding securities to which the issued securities would give rights;

6.	Decides that the Board of Directors shall have all powers to implement this delegation, within the limitations and subject to the conditions specified above, and in particular, to:
•	decide of share capital increases,
•	decide upon the amount to be issued within the global limits fixed in item 3 of the current resolution;
•	determine the dates and conditions of share capital increases;
•	decide the method of payment for the shares, particularly to allow offsetting with the bondholders interest receivables;
•	provide, potentially, for the right to suspend the exercise of the rights attached to such securities in accordance with applicable law and regulation;
•	at its sole initiative, allocate the costs of capital increases to the amount of associated premiums and withdraw from such amount the sums necessary to raise the level of the statutory reserve;
•	declare the completion of each capital increase and amend the articles of association accordingly;
•
generally, enter into all agreements, in particular for the successful completion of the contemplated issuances, take all measures and perform all formalities necessary to issue, list and service the securities issued pursuant to this delegation and facilitate the exercise of rights attached thereto

7.
Takes note of the fact that, in the event that the Board of Directors should use the delegation granted to it in this resolution, the Board of Directors shall report to the next ordinary general meeting, in compliance with applicable laws and regulations, the use it has made of the authorizations granted in this resolution.

Second resolution (Authorization for the Board of Directors to increase share capital by issuing shares reserved for members of savings plans, with preferential subscription rights of existing shareholders suppressed in favor of such members)

For EDAP TMS members of Saving Plans, the General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and having taken note of the report of the Board of Directors and the Auditor's Special Report, and pursuant on the one hand to the provisions of Articles L. 225-129-6 and L.225-138-1 of the French Commercial Code, and on the other hand to the provisions of Articles L.3332-1 et seq. of the French Labor Code:
1.
Grants to the Board of Directors the powers necessary to increase share capital, on one or more occasions, by a maximum nominal value of EUR 6,500 representing a maximum of 50,000 new shares, by issuing shares or other securities providing access to the Company's capital reserved for members of one or more company savings plans (or other plan whereby, pursuant to Article L.3332-24 of the French Labor Code,

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such plan’s members could be reserved a share capital increase under equivalent conditions) that will be put in place within a company or group of companies, which group is composed of the Company and of French and foreign companies entering within the scope of consolidation or combination of the financial statements of the Company through application of Article L. 3344-1 and L. 3344-2 of the French Labor Code; it being specified that the total amount of share capital increases that may be effected pursuant to this resolution immediately or over time shall be subject to the total cap set forth in paragraph 3.1 of the first resolution of this meeting;
2.	Sets the term of validity of the delegation that is the subject of this resolution as twenty-six months from the date of this meeting;
3.
Decides that the issue price of the new shares or other securities that provide access to the share capital shall be determined in compliance with the objective methods applicable for share valuations by taking into account, with an appropriate weighting for each case, the accounting net result, the profitability and the company’s perspectives in accordance with the provisions of Article L.3332-20 of the French Labor Code, with a maximum discount within legal and regulatory limitations and as determined by the Board of Directors, it being specified that the Board of Directors may reduce or eliminate the aforementioned discount as it deems appropriate;

4.
Authorizes the Board of Directors to grant to the beneficiaries indicated above, for no consideration, in addition to shares or other securities providing access to the Company’s capital to be subscribed by a cash payment, shares or other securities providing access to the Company's capital to be issued or already issued, as a total or partial substitution of the aforementioned discount and/or the employer’s contribution (abondement); it being specified that the advantage resulting from this granting shall not exceed the legal and regulatory provisions provided for in Articles L. 3332-18 to L. 3332-24 and L. 3332-11 to 3332-13 of the French Labor Code;

5.
Decides to suppress in favor of the abovementioned beneficiaries the shareholders' preferential subscription right to shares or securities providing access to the Company’s capital the issuance of which is subject to this delegation, said shareholders further waiving, in the event of a grant for no consideration of shares or securities providing access to the share capital to the abovementioned beneficiaries, all rights to said shares or securities providing access to the share capital, including any part of premiums, reserves, profits capitalized, which would derive from the grant for no consideration of the said securities, pursuant to this resolution;

6.	Authorizes the Board of Directors, in accordance with the provisions of this resolution, to transfer shares to members of savings plans as provided for in Article L.3332-24 of the Labor Code;
7.	Decides that the Board of Directors shall have all powers to implement this delegation, within the limitations and subject to the conditions specified above, and in particular, to:
•
determine under the conditions set by law the list of companies whose above-mentioned beneficiaries shall be able to subscribe for issued shares and benefit from shares or other securities granted for no consideration, if any;

•
decide that the subscriptions may be carried out directly by the beneficiaries, members of savings plans, or through mutual funds or other structures or entities permitted under applicable laws and regulations;

•	determine the conditions, notably regarding seniority, that beneficiaries of capital increases must satisfy;
•	set the opening and closing dates for subscriptions;
•
determine the value of issuances that will be realized as a result of this authorization and set in particular the issue prices, dates, periods, terms and conditions of subscription, payment, delivery and rights of the securities (including retroactive), the rules of reduction applicable in the event of an oversubscription, as well as all other terms and conditions of the issuances, within the applicable legal and regulatory restrictions;

•
in the case of a grant of shares or other securities providing access to the capital for no consideration, to determine the number of shares or other securities to be granted, and set the dates, periods, terms and conditions of the grant of such shares or other securities within the applicable legal and regulatory restrictions and, in particular, to choose either to fully or partially substitute the granting of such shares or securities for the maximum discounts

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provided for above for the determination of the Reference Price, or to allocate the counter-value of such shares and securities for the total amount of the allocation (abondement), or to combine both possibilities;
•
in the event of the issuance of new shares, deduct, if necessary, from the reserves, profits or issuance premium, the sums required for said paying up of the shares, declare the completion of capital increase pursuant to this authorization, amend the articles of association accordingly and more generally carry out all useful actions and all legal requirements;

•	declare the completion of each capital increase up to the amount of the shares that are actually subscribed pursuant to this authorization;
•
if necessary, allocate the costs of capital increases to the amount of premiums related thereto and withdraw from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase;

•
enter into any agreements, accomplish directly or through an agent any transactions and terms, including performing formalities following capital increases and subsequent modifications of the articles of association;

•
generally, enter into all agreements, in particular for the successful completion of the contemplated transactions, take all measures and perform all formalities necessary for the issue, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto or following any completed capital increases and, more generally, to perform all necessary actions.

8.
Decides that this authorization replaces any prior authorization granted to the Board of Directors to increase the Company's share capital through issuing shares reserved for members of savings plans, without preferential subscription right in favor of the members, effective from this day and for the value of any unused proportion of such prior delegation.

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Please mark your votes as indicated in this example

The Board of Directors recommends a vote in FAVOR of Proposal #1 and a vote AGAINST Proposal #2	FOR	AGAINST
1. Authorization to be granted to the Board of Directors of the Company to increase the Company’s share capital by issuing shares to one category of persons or legal entities, with preferential subscription rights of existing shareholders suppressed in favor of such persons or legal entities.
	[ ]	[ ]
2. Authorization to be granted to the Board of Directors of the Company to increase the Company’s share capital by issuing shares reserved for members of savings plans, with preferential subscription rights of existing shareholders suppressed in favor of the members.
	[ ]	[ ]

Mark Here for Address Change or Comments SEE REVERSE

Signature  _______________________   Signature_________________________   Date_____________
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

^
FOLD AND DETACH HERE
^

EDAP TMS S.A.

EDAP TMS S.A.

Instructions to THE BANK OF NEW YORK, as Depositary
Must be received prior to 5:00 pm (New York City time) on February 18, 2009

The undersigned Holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the Deposited EDAP TMS S.A. Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on January 29, 2009 at the Extraordinary Shareholders Meeting of EDAP TMS S.A. to be held in France, on February 26, 2009 at 10:30 am in respect of the resolutions specified in the enclosed Notice of Meeting.

NOTES: Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. If no Voting Instruction Card is received by the Depositary from an Owner with respect to any of the Shares represented by American Depositary Shares on or before the Receipt Date, or if the Voting Instruction Card is improperly completed or blank, or if the voting instructions included in the Voting Instruction Card are illegible or unclear, such Owner shall be deemed to have instructed the Depositary to vote such Shares and the Depositary shall vote such Shares in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

(Continued and to be marked, dated and signed, on the other side)

BNY SHAREHOLDER SERVICES
PO BOX 3549
S HACKENSACK NJ 07606-9249

Address Change/Comments
(Mark the corresponding box on the reverse side)

^  FOLD AND DETACH HERE  ^

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date :
EDAP TMS S.A.

/S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER